Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

Tel (307) 733-2284 Fax (307) 264-0600

info@cannellcap.com

October 23, 2017

Ms. Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Ms. Chalk,

We write in response to your October 20, 2017 letter regarding the October 19, 2017 press release regarding the common stock of the Pendrell Corporation (the “Company”) issued by Cannell Capital LLC and Nashuk Partners, L.P. (collectively, “Cannell”).

Cannell’s offer to buy shares of the Company was simultaneously distributed to the Company’s transfer agent, Computershare, the Company, and the Depository Trust & Clearing Corporation. This distribution took place on October 20, 2017 via facsimile, electronic mail, and First Class Mail. Cannell further requested that Computershare distribute the offer to all record holders of the Company’s Class A common stock with par value $0.01.

Cannell’s offer to buy shares of the Company was also distributed via national press release by PR Newswire. PR Newswire reports that the press release was picked up by 217 different online news outlets with a potential audience of over 85 million individuals. The release appeared on Bloomberg News, Yahoo! Finance and DowJones MarketWatch, among many others.

Please direct any further questions about this letter to me at 307-733-2284 or scw@cannellcap.com.

Sincerely,

/s/
Stephen C. Wagstaff
Chief Financial Officer
Cannell Capital LLC